HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 68139.1004

October 13, 2009

VIA FACSIMILE

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Pre-Effective Amendment No. 2 to Registration Statement on Form S-11
Filed on October 7, 2009
Registration No. 333-160562

Dear Mr. Kluck:

Reference is made to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 filed by Ellington Financial LLC (the “Company”) with the Securities and Exchange Commission (the “Commission”) on October 7, 2009. Reference is also made to that certain letter, dated October 7, 2009, from Daniel M. LeBey of Hunton & Williams LLP to you, which letter responded to certain comments of the staff of the Commission’s Division of Corporation Finance set forth in a letter, dated September 30, 2009 (“Comment Letter 2”), from you to Laurence Penn of the Company. In the Company’s response to Staff comment 11 of Comment Letter 2, the Company agreed to provide supplementally certain materials to the Commission. In connection therewith, please find attached as Exhibit A the relevant excerpts from the Company’s Offering Memorandum related to its August 2007 private placement describing the Company’s business purpose.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-787-8193 or Daniel M. LeBey at 804-788-7366.

Very truly yours,

/s/ Ashton J. Harris

Ashton J. Harris

Mr. Thomas Kluck

October 13, 2009

cc:	Yolanda Crittendon
Cicely LaMothe
Duc Dang
Rochelle Plesset
Laurence Penn
Eric Bothwell
S. Gregory Cope
Valerie Ford Jacob
Paul D. Tropp
Charles Cotter

Attachment

Exhibit A

Excerpts of the Offering Memorandum of

Ellington Financial LLC, dated August 10, 2007